SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of December 5, 2002

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

KLM REACHES DRAFT LABOR AGREEMENT
KLM STATEMENT
KLM overall traffic increased by 12 percent in November 2002
KLM PRESS STATEMENT
SIGNATURES

02/088

KLM REACHES DRAFT LABOR AGREEMENT

AMSTELVEEN, November 26, 2002 — Negotiation delegations from KLM Royal Dutch Airlines and union organizations CNV BedrijvenBond, De Unie, FNV Bondgenoten, NVLT, VHKP, VKB, VNC, and VNV have reached an agreement concerning the content of distinct collective labor agreements between April 1, 2002 and March 31, 2004. The accord is subject to approval by the unions’ members.

On February 1, 2003 and again on October 1, 2003 salaries will increase by 3.0% and 2.5%, respectively. These increases are being described as cost compensations. Together with the salary for December, staff will receive a one-time gross payment which, calculated over a 12 month period, will amount to 2.75% of the annual salary. The term ‘annual salary’ refers to 12 times that which was paid out on November 30, 2002 plus 1/12 of any additions based on age.

It has further been agreed that, on April 1, 2003 ground technicians will be given full responsibility for maintaining the necessary authorization based on studies in their own time. As compensation, KLM will pay for one authorization per aircraft type per year.

The compensation will be determined according to a sliding scale with a maximum of € 2,075 per year for three aircraft type authorizations and paid out retroactively with the salary for December. Furthermore, all parties will work together to optimize the organizational structure within Engineering and Maintenance.

AMS/DR/HB.ss

02/089

KLM STATEMENT

AMSTELVEEN, December 3, 2002 — The termination of the joint venture between KLM Royal Dutch Airlines and Alitalia on April 28, 2000, resulted in a legal dispute that was presented to an arbitration tribunal in August of that year.

The tribunal has announced that it will present its findings to KLM and Alitalia on December 4, 2002, at the end of the afternoon. KLM will publish the tribunal’s finding and its response thereto in a press release.

AMS/DR/JCH/rdn

02/090

KLM overall traffic increased by 12 percent in November 2002

	November			April through November

(in millions)	2002	2001	Growth (%)	2002	2001	Growth (%)

Overall
Revenue Ton-Kms	859	765	12	6,848	6,727	2
Available Ton-Kms	1,098	994	10	8,635	8,803	(2)
Load Factor (%)	78.2	77.0		79.3	76.4
Passenger
Revenue Passenger-Kms	4,710	4,067	16	40,592	40,631	0
Available Seat-Kms	6,268	5,528	13	50,136	51,339	(2)
Passenger Load Factor (%)	75.1	73.6		81.0	79.1
Cargo
Revenue Cargo Ton-Kms	383	356	8	2,797	2,670	5
Available Cargo Ton-Kms	509	475	7	3,864	3,918	(1)
Cargo Load Factor (%)	75.4	74.9		72.4	68.1

Note:

–     Based on preliminary numbers.

–     As of April 1, 2002 KLMuk traffic and capacity figures (excluding Buzz) are included in this publication. Prior-year figures have been restated for comparative purposes.

Overall

In November, overall traffic increased by 12 percent, whereas capacity increased by 10 percent year-on-year. As a result overall load factor improved by 1.2 percentage points to 78.2 percent. Overall traffic this month was 1 percent higher than in November 2000, mainly because of a strong performance in cargo.

Passenger Traffic

November passenger traffic increased by 16 percent year-on-year. As capacity was up 13 percent, passenger load factor increased to 75.1 percent, up 1.5 percentage points year-on-year. Passenger traffic in all route areas, except for the Mid and South Atlantic, reported increases in traffic compared to last year, while keeping pace with capacity increases. The traffic increase in the Europe route area of 13 percent was not as strong as in the previous m onths. Capacity in the Europe route area increased by 12 percent resulting in a marginal improvement of the load factor year-on-year. Traffic in the Asia Pacific route area developed favorably, reporting an increase of 18 percent year-on-year, on 6 percent higher capacity. As a result, load factor in this route area increased to 80.9 percent.

Cargo Traffic

In November, cargo traffic and capacity increased by 8 and 7 percent respectively, compared to the corresponding period last year. Consequently, cargo load factor improved to 75.4 percent, up 0.5 percentage points on last year. Traffic in all route areas was higher than last year with the most pronounced increase in the African route area. Traffic in the two most important route areas, Asia Pacific and North Atlantic improved by 5 percent and 3 percent respectively.

Amstelveen, December 4, 2002

02/091

KLM PRESS STATEMENT

AMSTELVEEN, December 4, 2002 — The arbitration tribunal deciding the legal dispute between KLM and Alitalia, concerning the termination of their Alliance Agreements on April 28, 2000, issued its award to both parties this afternoon.

The tribunal concluded that KLM’s termination of its Alliance Agreements with Alitalia was not valid. The arbitrators have granted Alitalia’s claim for damages to the sum of EUR 250 million (plus interest), but have dismissed Alitalia’s additional claim to the sum of EUR 43 million. At the same time, the tribunal granted KLM’s claim that Alitalia should repay EUR 100 million (plus interest) that KLM paid Alitalia in December 1999, as a contribution to development costs for Malpensa Airport, near Milan. On balance, this results in an obligation for KLM to pay Alitalia EUR 150 million (plus interest and costs).

In an initial response, KLM stated that it is surprised and disappointed at the outcome of this dispute, which Alitalia filed with the arbitration tribunal in August 2000. The implications of the tribunal’s award will have a significant negative effect on KLM’s profit-and-loss account for the current fiscal year. Payment of the claim will have a negative impact on KLM’s current cash position.

Although the outcome of this dispute has no immediate impact on the continuity of the company, KLM will scrutinize the tribunal’s decision and review the situation that has now arisen.

AMS/DR/JCH

Note to the Editor:
No appeal is possible against an arbitral decision. An action to revoke or set aside an arbitral decision does not suspend its effect and is only possible in exceptional circumstances.

Source: Dutch Law and Civil Procedure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: December 5, 2002	By /s/ R.A. Ruijter Name: R.A. Ruijter Title: Managing Director & CFO

By /s/ H.E. Kuipéri Name: H.E. Kuipéri Title: Senior Vice President & General Secretary